UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2026

Lixin Zheng
Chief Executive Officer
Oak Woods Acquisition Corporation
101 Roswell Drive, Nepean, Ontario
K2J 0H5, Canada

Re: Oak Woods Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 13, 2026
File No. 001-41664

Dear Lixin Zheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Warren Raiti